SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
The Advisory Board Company
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
00762W107
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

521,898

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

521,898

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,109,029

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,109,029

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,029

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,109,029

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,109,029

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,029

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3").  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $20,983,040..

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $44,588,794..

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:

On August 28, 2017, the Reporting Persons entered into a Stockholder Voting and Support Agreement with Optum (the "Support Agreement") in favor of the transaction. Pursuant to the terms of the Support Agreement, the Reporting Persons agreed, among other things, to vote any shares of Common Stock they beneficially own (the "Subject Shares"), at the applicable time, (i) in favor of the merger of Apollo Merger Sub, Inc., a wholly owned subsidiary of Optum, with and into the Issuer (the "Merger"), at any meeting of shareholders called for such purpose and other actions required in furtherance of the foregoing and (ii) against any proposal or action that would constitute a breach of the Merger Agreement, any alternative Company Takeover Proposal (as defined in the Merger Agreement) and any alternative transaction. The Support Agreement does not restrict the Reporting Persons from acquiring additional shares of Common Stock or disposing of any or all shares of Common Stock they beneficially own. Solely in the event of the failure by the Reporting Persons to vote their shares of Common Stock in such a manner, the Reporting Persons have granted to the Issuer and Optum an irrevocable proxy (the "Irrevocable Proxy") to vote the Reporting Persons' shares of Common Stock in favor of the Merger at any meeting of shareholders called for such purpose. The Irrevocable Proxy automatically terminates upon termination of the Support Agreement. The Reporting Persons have agreed that until the termination of the Support Agreement, they shall not deposit, or permit the deposit of, any of the Subject Shares in a voting trust, grant any proxy or power of attorney in respect of the Subject Shares, or enter into any voting agreement or similar arrangement, commitment or understanding with respect to the Subject Shares in violation of the Support Agreement.  The Support Agreement will expire upon the earliest of (i) the closing of the Merger, (ii) the termination of the Merger Agreement, (iii) the date of any amendment, modification or supplement to the Merger Agreement that (x) materially and adversely affects the economic interest of the stockholders of the Issuer or (y) otherwise decreases the consideration or changes the form of consideration payable to the stockholders of the Issuer and (iv) March 28, 2018.
The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on August 30, 2017, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 4.0% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 40,685,446 shares of Common Stock outstanding as of August 1, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2017.
As of the close of business on August 30, 2017, Elliott beneficially owned 521,898 shares of Common Stock, constituting 1.3% of the shares of Common Stock outstanding.
As of the close of business on August 30, 2017, Elliott International beneficially owned 1,109,029 shares of Common Stock, constituting approximately 2.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,109,029 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.7% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 1,630,927 shares of Common Stock, constituting approximately 4.0% of the shares of Common Stock outstanding.
Item 5(c) is hereby amended and restated to read as follows:
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
Item 5(e) is hereby amended and restated to read as follows:
(e) Effective August 29, 2017, the Reporting Persons ceased to be the beneficial owners of more than more than 5% of the shares of Common Stock outstanding.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
On January 12, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
On March 1, 2017, an affiliate of the Reporting Persons entered into the Standstill Agreement defined and described in Item 4 of Amendment No. 2 to this Schedule 13D.
On August 28, 2017, the Reporting Persons entered into a Support Agreement with the Issuer defined and described in Item 4 above.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Stockholder Voting and Support Agreement, dated August 28, 2017.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	August 30, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P.:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
8/29/17	Common Stock	(384,000)	53.0042*
8/29/17	Common Stock	256,000	52.9800

All of the above transactions were effected on the open market.
*Weighted average price for multiple transactions in the Common Stock on the same day with prices ranging from $53.0143 to $53.0000.

The following transactions were effected by Elliott International, L.P.:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
8/29/17	Common Stock	(816,000)	53.0000*
8/29/17	Common Stock	544,000	52.9800

All of the above transactions were effected on the open market.
*Weighted average price for multiple transactions in the Common Stock on the same day with prices ranging from $53.0143 to $53.0000.

Exhibit 99.1

STOCKHOLDER VOTING AND SUPPORT AGREEMENT

THIS STOCKHOLDER VOTING AND SUPPORT AGREEMENT (this "Agreement") is made and entered into as of August 28, 2017 by and between OptumInsight, Inc., a Delaware corporation ("Parent"), on the one hand, and Elliott Associates, L.P., a Delaware limited partnership ("Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("Elliott International Capital" and, together with Elliott and Elliott International and each of their controlled Affiliates, the "Stockholders"), on the other hand.

WHEREAS, concurrently with the execution of this Agreement, The Advisory Board Company (the "Company"), Parent and Apollo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement"), dated as of the date hereof, pursuant to which Merger Sub will be merged with and into the Company, with the Company being the surviving entity of such merger and a wholly owned subsidiary of Parent (the "Merger"), in each case on the terms, and subject to the conditions, set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (for purposes of this Agreement, "beneficial owner" (including "beneficially own" and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")) of the number of shares of Company Common Stock set forth opposite the name of such Stockholder on Schedule I hereto; and

WHEREAS, as an inducement to Parent's willingness to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement and vote their Subject Shares as described herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.       Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
(a)        "Subject Shares" shall mean, with respect to each Stockholder, such shares of Company Common Stock set forth opposite the name of such Stockholder on Schedule I hereto, together with all Company Common Stock for which the Stockholder is or becomes the record or beneficial owner prior to the termination of this Agreement, and shall not include (x) shares of Company Common Stock with respect to which the Stockholder only has economic exposure through cash-settled swaps,  (y) any cash-settled swaps and (z) any shares of Company Common Stock that a Stockholder sells or otherwise disposes of following the date of this Agreement.
2.       Transfer of Voting Rights.  Except as otherwise permitted by this Agreement, each Stockholder hereby agrees that, at all times commencing on the date hereof until the termination of this Agreement, the Stockholder shall not deposit, or permit the deposit of, any of the Stockholder's Subject Shares in a voting trust, grant any proxy or power of attorney in respect of the Stockholder's Subject Shares, or enter into any voting agreement or similar arrangement, commitment or understanding with respect to the Stockholder's Subject Shares in violation of this Agreement.

3.       Agreement to Vote Shares.
(a)        Voting Agreement. Until the termination of this Agreement, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, each Stockholder agrees (solely in its capacity as a stockholder of the Company) that it shall, or shall cause its nominee holder of record on any applicable record date to, vote the Subject Shares that the Stockholder is eligible to vote, and deliver a written consent in respect of the Stockholder's Subject Shares, at any applicable general or special meeting of the stockholders of the Company:
(i)        in favor of (x) adoption of the Merger Agreement and approval of the Merger, (y) each of the actions contemplated by the Merger Agreement in respect of which approval of the Company's stockholders is required thereunder and (z) any actions required in furtherance of the foregoing that the Company Board has (A) determined is necessary or advisable for the consummation of the Merger, (B) disclosed in the Proxy Statement or other written materials distributed to all Company stockholders and (C) recommended that the Company stockholders adopt; and
(ii)        against (x) any proposal or action that would constitute a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement or any other proposal which would in any material respect impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (y) any Company Takeover Proposal and (z) any stock purchase agreement, merger, consolidation, business combination, tender offer, exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any one or more assets or businesses of the Company and its Subsidiaries (other than the Merger Agreement).
Nothing in this Agreement shall require any Stockholder to vote or otherwise consent to any amendment to the Merger Agreement or the taking of any action that could result in the amendment, modification or a waiver of a provision therein, in any such case, in a manner that (A) imposes any material restrictions or additional material conditions on the consummation of the Merger or (B) extends the End Date, and except as expressly set forth in this Section 3(a), each Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company.
Until this Agreement is terminated, in the event that any meeting of the stockholders of the Company is held with respect to any of the matters specified in Section 3(a)(i) or (ii) above (and at every adjournment or postponement thereof), each Stockholder covenants that it shall, or shall cause the holder of record of the Stockholder's Subject Shares on each record date relevant to such a stockholder vote with respect to such specified matters to, appear at such meeting or otherwise cause the Stockholder's Subject Shares that are eligible to be voted at such stockholder meeting to be counted as present thereat for purposes of establishing a quorum.

(b)        Prior to the termination of this Agreement, each Stockholder covenants not to enter into any understanding or agreement with any Person to vote or give instructions with respect to the Stockholder's Subject Shares that would reasonably be expected to result in a breach of Section 3(a).
(c)        Solely in the event of a failure by a Stockholder act in accordance with such Stockholder's obligations as to voting pursuant to Section 3(a) prior to the termination of this Agreement, such Stockholder hereby irrevocably (until the termination of this Agreement) grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares in a manner consistent with Section 3(a). Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.  Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(c) is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes describe in this Agreement. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. Upon delivery of written request to do so by Parent, each such Stockholder shall as promptly as practicable execute and deliver to Parent a separate written instrument or proxy that embodies the terms of the irrevocable proxy set forth in this Section 3(c).
4.       No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and this Agreement shall not confer any right, power or authority upon Parent or any other Person (a) to direct the Stockholders in the voting of any of the Subject Shares, except as otherwise specifically provided herein, or (b) in the performance of any of the Stockholders' duties or responsibilities as stockholders or officers or directors, as the case may be, of the Company.
5.       Representations, Warranties and Other Agreements of the Stockholders. Each Stockholder hereby represents and warrants to Parent as of the date hereof:
(a)        (i) the Stockholder is the beneficial owner of, and has good, valid and marketable title to, the Subject Shares set forth on Schedule I, (ii) the Stockholder has sole voting power, and sole power of disposition, in each case either individually or through the Stockholder's representatives or Affiliates, with respect to all of its Subject Shares, (iii) the Subject Shares owned by the Stockholder are all of the equity securities of the Company owned, either of record or beneficially, by the Stockholder, (iv) the Subject Shares owned by the Stockholder are free and clear of all Liens, other than any permitted Liens or Liens created by this Agreement, as imposed by applicable securities Laws or not material to the Stockholder's performance of its obligations under this Agreement and (v) the Stockholder has not appointed or granted any proxy inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Subject Shares;

(b)        the Stockholder has full capacity, power and authority to make, enter into and carry out the terms of this Agreement applicable to the Stockholder;
(c)        the Stockholder agrees not to bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which alleges that (i) the execution and delivery of this Agreement by the Stockholder and the granting of any proxies to be delivered in connection with the execution of the Merger Agreement or the execution of the Education Purchase Agreement by the Company, or (ii) the approval of the Merger Agreement or the Education Purchase Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof;
(d)        the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any  Law applicable to the Stockholder or the Subject Shares or any contract to which the Stockholder is a party or which is binding on the Stockholder or the Stockholder's Subject Shares, and will not result in the creation of any Lien on any of the Stockholder's Subject Shares;
(e)        this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Claim therefor may be brought;
(f)        the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by the Stockholder, (i) except for any applicable requirements and filings with the SEC, if any, under the Exchange Act, and (ii) except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of the Stockholder's obligations under this Agreement in any material respect; and

(g)        the Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement and the representations, warranties and covenants of the Stockholder contained herein.
6.       Consent. Until this Agreement is terminated, each Stockholder, on behalf of itself only, consents to and authorizes the Company, Parent and their respective Affiliates to (a) publish and disclose in the Proxy Statement, any current report of the Company or Parent on Form 8-K and any other documents required to be filed with the SEC or any regulatory authority in connection with the Merger Agreement, the Stockholder's identity and ownership of Subject Shares and the nature of the Stockholder's commitments, arrangements and understandings under this Agreement and (b) file this Agreement as an exhibit to the extent required to be filed with the SEC or any regulatory authority relating to the Merger. Parent, on behalf of itself only, consents to and authorizes each Stockholder and its respective Affiliates to (a) publish and disclose in any documents required to be filed with the SEC or any regulatory authority the nature of the Stockholder's commitments, arrangements and understandings under this Agreement and (b) file this Agreement as an exhibit to the extent required to be filed with the SEC or any regulatory authority.
7.       Termination. Notwithstanding anything to the contrary provided herein, this Agreement and any undertaking or waiver granted by the Stockholder hereunder automatically shall terminate and be of no further force or effect as of the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated, (c) the date of any amendment, modification or supplement to the Merger Agreement, in each such case if such amendment, modification or supplement (x) materially and adversely affects the economic interest of the stockholders of the Company or (y) otherwise decreases the Per-Share Amount or changes the form of consideration payable to the stockholders of the Company in the Merger and (d) March 28, 2018; provided, that (1) Section 11 hereof shall survive any termination or expiration of this Agreement and (2) any such termination shall not relieve any party from liability for any willful breach of its obligations hereunder prior to such termination.  For the avoidance of doubt, the representations and warranties herein shall not survive the termination of this Agreement.
8.       Appraisal Rights. Each Stockholder (i) irrevocably waives and agrees not to exercise any rights (including under Section 262 of the DGCL) to demand appraisal of any of the Subject Shares or rights to dissent from the Merger that the Stockholder may otherwise have and (ii) agrees not to commence or participate in, and will take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or the Education Purchase Agreement or (y) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement, the Education Purchase or the transactions contemplated thereby; provided, that the foregoing covenants shall not be deemed a consent to or waiver of any rights of the Stockholder for any breach of this Agreement by Parent or its Affiliates.

9.       No Solicitation. Each Stockholder agrees that it will not take any action that the Company is prohibited from taking pursuant to Section 5.02 of the Merger Agreement, except with respect to any person whom the Company Board has determined, in accordance with Section 5.02(b) of the Merger Agreement, has submitted a Company Takeover Proposal that would reasonably be expected to result in a Superior Proposal.  Each Stockholder shall not, and shall use commercially reasonable efforts to cause its Affiliates not to, make any Company Takeover Proposal.
10.       Further Assurances.  Each of the parties hereto shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, reasonably necessary under applicable Law to perform its obligations as expressly set forth under this Agreement. No later than five (5) Business Days after any record date that is set for the Company Stockholders Meeting (or any postponement or adjourment thereof), the Stockholders shall deliver written notice to Parent setting forth the number of Subject Shares held, as of such record date, by each Stockholder.
11.       Miscellaneous.
(a)        Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
(b)        Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of any other party's obligations to comply with its representations, warranties, covenants and agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder (or any delay in asserting any such breach) shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder or in any other context.
(c)        Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance, is to be held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
(d)        Assignment. Except as expressly permitted by the terms hereof, no party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of each other party hereto, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
(e)        Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.
(f)        Specific Performance; Injunctive Relief. The parties agree that irreparable damage for which monetary damages would not be an adequate remedy would occur in the event that any party fails to perform of its obligations under this Agreement, and that the non-breaching party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the non-breaching party is entitled at law or in equity. Any party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to enforce the covenants and obligations contained herein on the basis that the non-breaching party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and the non-breaching party shall not be required to post a bond or other security in connection with any such order or injunction.

(g)        Governing Law. This Agreement and all Claims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
(h)        Jurisdiction and Venue. In addition, each of the parties hereto (i) expressly and irrevocably consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or if that court lacks subject matter jurisdiction, any state or federal court located within the State of Delaware for the purpose of any suit, action or proceeding (whether, in contract, tort, equity or otherwise) relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any suit, action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.
(i)        Waiver Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER CLAIM ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(i).
(j)        No Agreement Until Transaction Documents Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute, or be deemed to evidence, a contract, agreement, arrangement or understanding between the parties hereto unless (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all parties hereto.

(k)        No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights, remedies, obligations or liabilities upon any Person other than the parties hereto and their respective heirs, successors, executors, administrators and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereto.
(l)        Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as from time to time may be specified by the parties by like notice):
if to Parent, to:

c/o UnitedHealth Group Incorporated
9900 Bren Road East
Minnetonka, MN 55343
Attention:  Chief Legal Officer
Fax:  (952) 936-3007
Email:  richard.mattera@uhg.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
1601 Wewatta Street, Suite 900
Denver, Colorado 80202
Attention: Timothy R. Aragon, Esq.
Email: timothy.aragon@hoganlovells.com
Facsimile: (303) 899-7333

If to the Stockholders:

Elliott Associates, L.P.
Elliott International, L.P.
Elliott International Capital Advisors, Inc.
40 West 57th Street
New York, New York 10019
Attention: Jesse Cohn
Email: jcohn@elliottmgmt.com
Facsimile: 212-586-9429

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
 200 Park Avenue
New York, New York 10166
Attention: Richard J. Birns
 Attention: Eduardo Gallardo
Email: rbirns@gibsondunn.com
Email: egallardo@gibsondunn.com
 Facsimile: (212) 451-2222

(m)        Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile or other electronic transmission of any signed original document shall be deemed the same as the delivery of an original. At the request of any party, the parties will confirm signatures executed by facsimile or other electronic transmission by signing a duplicate original document.
(n)        Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained or incorporated by reference into this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented in accordance with its terms, including (in the case of agreements or instruments) by valid waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.
[Signature pages follow]

IN WITNESS WHEREOF, each of the parties have duly executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.

OPTUMINSIGHT, INC.

By:	/s/ Eric D. Murphy
	Name:	Eric D. Murphy
	Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

ELLIOTT ASSOCIATES, L.P. By: Elliott International Capital Advisors, its general partner By: Braxton Associates, Inc., its general partner

By:	/s/ Joshua Nadell
	Name:	Joshua Nadell
	Title:	Vice President

ELLIOTT INTERNATIONAL, L.P. By: Elliott International Capital Advisors, Inc its attorney-in-fact

By:	/s/ Joshua Nadell
	Name:	Joshua Nadell
	Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Joshua Nadell
	Name:	Joshua Nadell
	Title:	Vice President

Schedule I

	Subject Shares*	Address
Elliott Associates, L.P.	649,898	40 West 57th Street New York, NY 10019
Elliott International, L.P.	1,381,029	40 West 57th Street New York, NY 10019
Elliott International Capital Advisors Inc.	1,381,029	40 West 57th Street New York, NY 10019
TOTAL	2,030,927

*Elliott International, L.P. beneficially owned 1,381,029 shares of Common Stock, constituting approximately 3.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, L.P. may be deemed to beneficially own the 1,381,029 shares of Common Stock beneficially owned by Elliott International, L.P.